UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2023

Virtuoso Surgical, Inc.

(Exact name of issuer as specified in its charter)

Tennessee	81-2994832
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5701 Old Harding Pike, Suite 200

Nashville, Tennessee 37205

(Full mailing address of principal executive offices)

(615) 352-9519

(Issuer’s telephone number, including area code)

i

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

In this Semiannual Report on Form 1-SA (this “Report”), the terms “Virtuoso,” “Company,” “we,” “our,” or “us” refer to Virtuoso Surgical, Inc. The following discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2023 should be read in conjunction with our financial statements and the related notes included elsewhere in this Report.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, the following discussion and analysis contains “forward-looking statements.” Forward-looking statements describe the Company’s current expectations or forecasts of future events as of the date of this Report and are not statements of historical fact. These forward-looking statements include information about possible or assumed future events, including, among other things, discussion and analysis of the Company’s assets, business, capital expenditures, cash flows, cost management, condition (financial and otherwise), indebtedness, liquidity, profitability, prospects, results of operations, revenues, and strategic plans. Words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” and variations of these words and similar expressions are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and/or could cause actual results and the timing of events to differ materially from those expressed or forecasted in the forward-looking statements. For a detailed discussion of the various factors that could cause our actual results to differ from expectations, please refer to the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Offering Circular filed with the Securities and Exchange Commission (the “SEC”) on September 7, 2022. We assume no obligation to update any of these forward-looking statements except to the extent required by applicable law.

Operating Results and Trends

The Company continues to be in a pre-revenue stage and is devoting substantially all efforts to research and development, business planning, recruiting, management and technical staff, acquiring operating assets, and raising capital. In the first six months of 2023, the Company made significant progress toward its primary goal for the year of being in a position to file a De Novo application with the U.S. Food and Drug Administration (the “FDA”) in 2024, which would, if granted, permit the Company to begin commercial sales of the Virtuoso System in the United States. Updates with respect to the Company’s efforts in engineering, clinical development and capital-raising are discussed in more detail below.

Engineering

The Company unveiled the Virtuoso device and system controls to the Company’s investors at its annual meeting in April. The Company has entered the testing phase of its engineering operation, commonly referred to as “Verification and Validation Testing.” The purpose of Verification and Validation Testing is to ensure the performance and safety of the system, prior to first-in-human use of the system and seeking regulatory approval for commercial sales from the FDA. During the Verification and Validation Testing phase, engineering improvements will continue.

The Company received its first two patents on its own behalf in the first half of 2023. Previously, the Company has licensed necessary patents for development of its system. With these two patents, the Company will be able to protect its inventions directly rather than through third-party patent holders. The patents are U.S. Patent No. 11,628,020 and Application No. 17/113,892 (patent noticed but not yet finalized and issued). These patents are for our straightening tube and surgeon-input devices. We believe that it would be significantly more difficult for a competitor to develop a superior device without these patented technologies. In addition to these patents, we have U.S. applications numbered 17/165,315 and 17/655,477 that are still pending by the United States Patent and Trademark Office (the “USPTO”). When appropriate, the Company intends to apply for additional patents with the USPTO for technologies that have been and are being developed internally, and to seek coverage in relevant jurisdictions worldwide. Cost is a material factor in the Company’s decision regarding where to seek patent protection and, as a result, management weighs the cost and the associated degree of patent protection afforded to the Company when making its decisions.

In the summer, our engineering team designed and fabricated the mechanical holding arm and its cart for the system. For purposes of expediting regulatory approval, the Company decided to design a simpler, purely mechanical holding arm for the initial commercial version of the system. While the holding arm is undergoing further testing, we are pleased with its functionality. The Company anticipates that future commercial versions of the system will use a robotic holding arm.

Also in the summer, the engineering team began transferring manufacturing equipment and processes for the disposable cartridges of our system to the clean room of one of our contract manufacturing partners. We are fortunate to be able to use this facility, as it avoids the need for us to develop our own in-house clean room. Final production cartridges must be produced to enable full verification testing of our system, which includes, among others, biocompatibility, sterilization validation, reliability, shelf-life and performance testing. Furthermore, packaging for the sterile instrument cartridge was finalized during the summer, with the first units of thermoformed trays with Tyvek lids delivered in September.

A major engineering push throughout 2023 has included test preparation and testing for electrical testing, sterility validation, biocompatibility testing, and other testing work. These efforts will continue for the remainder of 2023 and into 2024.

Clinical Development

The Company’s clinical efforts began in earnest in 2023. Prior to this year, the Company’s clinical efforts were directed toward improving the engineering and design of the system. With completion of the commercial design of the system, the Company’s clinical efforts are now focused on clinical use of the system in anticipation of submitting a De Novo regulatory application with the FDA in 2024, which, if approved, would permit the Company to begin commercial sales of the system in the United States. Based on current information and the successful achievement of the steps set forth below, the Company anticipates receiving FDA approval in 2024 or 2025; however, FDA approval may not be achieved in this timeframe or at all.

The Company is targeting to conduct a first-in-human use study of the system in South America in the first quarter of 2024. This clinical study will likely involve a few urologic cases, subject to regulatory approval for the study in the applicable jurisdictions. Also in 2024, the Company is aiming to commence a pilot study in two medical centers in the United States under the FDA’s Investigative Device Exemption. We are targeting benign prostate hyperplasia and bladder lesions for this pilot study, with 30 patients at each center and a 30 day follow-up. If the results of the pilot study are positive, the Company will file a De Novo application with the FDA as soon as possible after the study’s completion. Dr. Duke Herrell, the Company’s Chief Executive Officer and Chief Medical Officer, leads the efforts for the pilot study and has started working with multiple centers and teams of physicians in the United States for possible collaboration as potential investigational sites.

In April 2023, Virtuoso collaborators presented their use of the Virtuoso system for uterine fibroid removal in models at the International World Congress of Hysteroscopy, receiving an audience award for their work. Subsequently, Virtuoso was selected as one of the top 10 innovations in urology at the 2023 American Urologic Association National Meeting, with Dr. Herrell presenting the system to attendees, which was well-received.

Going forward, the Company will continue to work with clinicians in a variety of surgical specialties, work with Key Opinion Leaders relevant to prostate and bladder surgery, and finalize partners for completion of the Company’s initial pilot study. This clinical work will require the development of surgical protocols, education and training programs for surgeons and operating room staff, and the development of evaluation tools and metrics.

Liquidity and Capital Resources

In 2023, the Company has raised over $2 million pursuant to the Company’s ongoing Regulation A, Tier 2 offering of common stock and an additional $500,000 through private sales of preferred stock. In addition, the Company recently was awarded a $1.8 million, two-year, SBIR Phase II grant from the National Institutes of Health. The Company applied for a $3.0 million SBIR Phase IIb grant for commercialization, which has not yet been scored. As a result, management believes that the Company has sufficient capital to operate for the next two years.

The Company continues to have productive discussions with potential strategic investors and venture-capital funds, seeking further capital to accelerate the Company’s work. While the Company is able to fund existing operations from cash on hand, commercialization of the Virtuoso system will almost certainly necessitate significant further capital. With existing cash on hand and grants awarded, management believes that the Company is likely to be able to achieve FDA De Novo classification within the next two years.

Operational Management

To the extent that funds are available, the Company will seek to expand its personnel in manufacturing and administration and, eventually, customer support and sales, when applicable. Similarly, depending on the availability of funds, the Company will seek to expand, and potentially alter the existing roles of, its executive leadership team as it transitions to becoming a full-fledged medical-device manufacturer, with initial operational hires including a Chief Financial Officer, Manufacturing Director, Sales Director, and Clinical Director.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO FINANCIAL STATEMENTS

Financial Statements

Virtuoso Surgical, Inc.

Balance Sheets

June 30, 2023 (Unaudited) and December 31, 2022

	June 30, 2023	December 31, 2022
	(Unaudited)
Assets
Cash and cash equivalents	$971,837	$797,236
Prepayments	29,851	38,298

Total current assets	1,001,688	835,534

Property and equipment, net	1,822,859	1,808,118

Total assets	$2,824,547	$2,643,652

Liabilities
Accounts payable	$13,749	$45,091
Accrued liabilities	72,039	113,010

Total current liabilities	85,788	158,101

Total liabilities	85,788	158,101

Stockholders’ Equity
Convertible Class A preferred stock, $1 par value, 50,000,000 shares authorized, 4,015,750 and 3,765,750 shares issued and outstanding on June 30, 2023 and December 31, 2022, respectively, aggregate liquidation preference of $4,673,955 and $4,535,134 on June 30, 2023 and December 31, 2022, respectively	4,015,750	3,765,750
Common stock, no par value, 2,000,000 shares authorized, 1,120,145 and 1,103,760 shares issued and outstanding on June 30, 2023 and December 31, 2022, respectively	6,970,270	5,987,170
Accumulated deficit	(8,247,261)	(7,267,369)

Total stockholders’ equity	2,738,759	2,485,551

Total liabilities and stockholders’ equity	$2,824,547	$2,643,652

F-2

Virtuoso Surgical, Inc.

Statements of Operations (Unaudited)

For the six months ended June 30, 2023 and 2022

	2023	2022
Operating Expenses
Research and development	$793,134	$744,872
General and administrative	219,277	267,003

Total operating expenses	1,012,411	1,011,875

Other Income
Government grants	70,118	176,971
Interest income	711	1,842

Total other income	70,829	178,813

Net loss	$(941,582)	$(833,062)

F-3

Virtuoso Surgical, Inc.

Statement of Stockholders’ Equity (Unaudited)

For the six months ended June 30, 2023 and 2022

	Preferred stock		Common Stock		Accumulated
	Class A shares	Amount	Shares	Amount	Deficit	Total
Balance on January 1, 2022	3,559,750	$3,559,750	1,083,833	$4,941,750	$(5,360,718)	$3,140,782
Stock issuance costs	-	-	-	-	(64,677)	(64,677)
Issuance of Class A shares	206,000	206,000	-	-	-	206,000
Issuance of common shares	-	-	10,020	501,000	-	501,000
Net loss	-	-	-	-	(833,062)	(833,062)

Balance on June 30, 2022	3,765,750	$3,765,750	1,093,853	$5,442,750	$(6,258,457)	$2,950,043

Balance on January 1, 2023	3,765,750	$3,765,750	1,103,760	$5,987,170	$(7,267,369)	$2,485,551
Stock issuance costs	-	-	-	-	(38,310)	(38,310)
Issuance of Class A shares	250,000	250,000	-	-	-	250,000
Issuance of common shares	-	-	16,385	983,100	-	983,100
Net loss	-	-	-	-	(941,582)	(941,582)

Balance on June 30, 2023	4,015,750	$4,015,750	1,120,145	$6,970,270	$(8,247,261)	$2,738,759

F-4

Virtuoso Surgical, Inc.

Statements of Cash Flows (Unaudited)

For the six months ended June 30, 2023 and 2022

	2023	2022
Cash flows from operating activities
Net loss	$(941,582)	$(833,062)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	33,012	32,908
Change in investments	-	(22)
Decrease in prepayments	8,447	37,485
Decrease in accounts payable	(31,342)	(90,990)
(Decrease) increase in accrued liabilities	(40,971)	123,798

Net cash used in operating activities	(972,436)	(729,883)

Cash flows from investing activities
Proceeds from sale of investments	-	251,000
Purchases of property and equipment	(47,753)	(83,381)

Net cash (used in) provided by investing activities	(47,753)	167,619

Cash flows from financing activities
Proceeds from sale of common stock	983,100	501,000
Payments for stock issuance costs	(38,310)	(64,677)
Proceeds from sale of convertible preferred stock	250,000	206,000

Net cash provided by financing activities	1,194,790	642,323

Net increase in cash and cash equivalents	174,601	80,059

Cash and cash equivalents at beginning of period	797,236	1,312,227

Cash and cash equivalents at end of period	$971,837	$1,392,286

F-5

Note 1: Organization and Nature of Operations

Nature of business

Virtuoso Surgical, Inc. (the Company) was incorporated in April 2016, as a Tennessee corporation, with operations based in Nashville, Tennessee. The Company was formed to design, develop, and market medical devices to transform minimally invasive surgery by providing dexterous, accurate and cost-effective robotic tools. Since incorporation, the Company has devoted substantially all efforts to research and development, business planning, recruiting management and technical staff, acquiring operating assets, and raising capital. The Company has not commenced its planned principal operations.

Liquidity and Capital Resources

The Company is subject to similar risks as other medical device companies, including, but not limited to, raising additional capital, development by its competitors of new technological innovations, safety, and efficacy of the product in clinical trials, the regulatory approval process governing medical devices, market acceptance of the Company’s products, and protection of proprietary technology. The Company has funded its operations to date primarily through federal grants, a State of Tennessee Small Business Innovation Research (SBIR) matching grant and the sale of Class A Preferred Stock (Preferred Stock) and Common Stock.

The Company believes that its cash and cash equivalents as of June 30, 2023, combined with expected new grant funds, and periodic sales of the Company’s Preferred Stock and Common Stock are sufficient to fund its operations for the next two years from the issuance of these financial statements. The Company expects to continue to incur additional losses in the foreseeable future due to the Company’s research and development activities.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and include all adjustments necessary for the fair presentation of the Company’s financial position, results of operations, and cash flows for the periods presented. The Company operates in one operating segment and, accordingly, no segment disclosures have been presented herein. The Company’s management performed an evaluation of its activities through the date of filing of these financial statements and concluded that there are no subsequent events requiring disclosure, other than as disclosed.

Interim Unaudited Financial Data

The Company’s financial statements reflect all adjustments, which are, in our opinion, of a normal recurring nature and necessary for a fair presentation of our financial position, results of operations, and cash flows for the interim periods. Interim results of operations are not necessarily indicative of the results to be expected for the full year. These financial statements, including notes, are unaudited, and exclude some of the disclosures required for annual financial statements, and should be read in conjunction with our audited financial statements for the year ended December 31, 2022, included in the Company’s Annual Report on Form 1-K filed with the United States Securities and Exchange Commission on May 1, 2023.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents include all highly liquid investments with original maturities within 90 days from the date of purchase.

Concentrations of credit risk

Cash and cash equivalents are financial instruments that potentially subject the Company to concentrations of credit risk.

F-6

Note 2: Summary of Significant Accounting Policies (Continued)

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Repair and maintenance costs are expensed as incurred, whereas major improvements are capitalized as additions to property and equipment.

Capitalized software costs represent costs incurred after technological feasibility was established. It is anticipated further costs will be capitalized until development is complete and a working model is ready for customer testing. Costs thereafter will be expensed as incurred.

Depreciation is provided using the straight-line method over the following estimated useful lives when the corresponding asset is placed in service:

Asset Classification	Useful Life
Laboratory equipment	Five years
Computer equipment	Five years
Office furniture and equipment	Five years
Software (capital)	Three years
Software (developed)	Three years
Leasehold improvements	Lesser of useful life or remaining lease term

Stock-based compensation

The Company records stock-based compensation at fair market value at the date of the award.

Government grants

The Company’s grants consist of United States Health and Human Services’ research and development and related matching awards. As each is a cost-reimbursement grant, the Company recognizes revenues up to the amount of incurred, allowable, and paid grant expenditures.

Research and development costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Patent costs

The Company entered into license agreements with two research institutions for patented technology owned by these institutions. The Company expenses as incurred all costs, including legal expenses, associated with obtaining patents until the patented technology becomes feasible. All costs incurred after the patented technology is feasible will be capitalized as an intangible asset. As of June 30, 2023, no costs had been capitalized since inception of the Company.

The patents under these license agreements require certain initial fees, paid in cash and Common Stock. Royalties, as defined in the agreements, are payable to each institution upon sales of licensed products.

Income taxes

The Company records deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the Company's financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. A valuation allowance is used to reduce the net deferred tax assets to the amount that will more likely than not be realized.

Any interest and penalties are classified in expense in the Company’s financial statements.

Retirement plan

The Company sponsors a Simplified Employee Pension (SEP) retirement plan. The Company contributes to the SEP an amount equal to four percent of each employee’s annual salary. The Company contributed $20,660 and $14,850 for the six months ended June 30, 2023 and 2022, respectively.

F-7

Note 2: Summary of Significant Accounting Policies (continued)

Leases

In February 2016, the FASB issued ASC Topic 842, Leases, to increase transparency and comparability among organizations related to their leasing arrangements. The update requires lessees to recognize most leases on their balance sheets as a right-of-use (ROU) asset representing the right to use an underlying asset and a lease liability representing the obligation to make lease payments over the lease term, measured on a discounted basis. Topic 842 also requires additional disclosure of key quantitative and qualitative information for leasing arrangements. Similar to the previous lease guidance, the update retains a distinction between finance leases (similar to capital leases in Topic 840, Leases) and operating leases, with classification affecting the pattern of expense recognition in the income statement. The Company adopted Topic 842 on January 1, 2022, using the optional transition method to the modified retrospective approach, which eliminates the requirement to restate the prior-period financial statements. Under this transition provision, the Company has applied Topic 842 to reporting periods beginning on January 1, 2022 while prior periods continue to be reported and disclosed in accordance with the Company’s historical accounting treatment under ASC Topic 840, Leases.

The Company made an accounting policy election available under Topic 842 not to recognize ROU assets and lease liabilities for leases with a term of 12 months or less. For all other leases, ROU assets and lease liabilities are measured based on the present value of future lease payments over the lease term at the commencement date of the lease (or January 1, 2022, for existing leases upon the adoption of Topic 842). The ROU assets also include any initial direct costs incurred and lease payments made at or before the commencement date and are reduced by any lease incentives. To determine the present value of lease payments, the Company made an accounting policy election available to non-public companies to utilize a risk-free borrowing rate, which is aligned with the lease term at the lease commencement date (or remaining term for leases existing upon the adoption of Topic 842).

Adoption of Topic 842 resulted in the recording of additional ROU assets and lease liabilities related to the Company’s operating leases of approximately $0 and $0, respectively, on January 1, 2022. The adoption of the new lease standard did not materially impact net earnings or cash flows and did not result in a cumulative-effect adjustment to the opening balance of retained earnings.

Note 3: Property and Equipment

Property and equipment as of June 30, 2023 and December 31, 2022 consisted of the following:

	2023	2022
Laboratory equipment	$279,041	$279,041
Computer equipment	47,096	47,096
Furniture and equipment	12,250	12,250
Software – capital	19,826	19,826
Software – developed	1,715,321	1,667,569
	2,073,534	2,025,782
Less accumulated depreciation and amortization	(250,675)	(217,664)
	$1,822,859	$1,808,118

The Company incurred depreciation and amortization expenses of $33,012 and $32,908 for the six months ended June 30, 2023 and 2022, respectively.

F-8

Note 4: Government Grants

The Company received certain awards from Federal and local sources to support its research and development activities. Changes in grant amounts available (received in advance) for the six months ended June 30, 2023 and 2022 are as follows:

	2023	2022
Balance at beginning of period	$(70,118)	$(136,245)
Grant funds received	-	(285,525)
Grant funds expended	70,118	176,971
Balance at June 30	$-	$(244,799)

Balance at December 31		$(70,118)

Note 5: Stockholders’ Equity

General

The authorized capital stock of the Company consists of 52,000,000 shares, of which 50,000,000 shares are designated as Class A Preferred Stock and 2,000,000 shares are designated as Common Stock.

Class A Preferred Stock

In 2018, the Company offered 3,000,000 shares of Preferred Stock at $1.00 per share. The Company sold 1,075,000 shares in 2018, 230,000 shares in 2019, 2,002,500 shares in 2020, 252,250 shares in 2021, 206,000 shares in 2022, and 250,000 shares in the first six months of 2023. The sales of Preferred Stock yielded gross proceeds of $1,075,000 in 2018, $230,000 in 2019, $2,002,500 in 2020, $252,250 in 2021, and $206,000 in 2022, and $250,000 in the first six months of 2023.

The Preferred Stock has the following characteristics:

Voting

The holders of the Preferred Stock shall have no voting or other management rights, or other beneficial rights other than those disclosed in the Company Bylaws.

Dividends

Issued Preferred Stock shares carry a Paid-In-Kind (PIK) dividend of 7% per year, uncompounded. Cumulative dividends for the period from issuance through June 30, 2023 are $908,205.

Other Provisions

Other provisions related to the Preferred Stock are set forth in the Company Bylaws and include certain rights upon a change of control, as defined, including Success Bonus terms, and rights and priorities with respect to consideration received or conversion rights in redemption.

Preferred shares are redeemable upon a change of control of the Company or at any time, at the discretion of the Board of Directors, provided that the redemption must include 100% of a stockholder’s shares of Preferred Stock at par, plus any accrued PIK and the applicable Success Bonus amount. Until all Preferred Stock shares are redeemed certain restrictions exist as to compensation levels and dividend distributions.

Stock Issuance Costs

The Company recorded stock issuance costs of $473,573 in relation to its 2020 and 2022 Regulation A, Tier 2 offerings of Preferred Stock and Common Stock as a contra-equity in the statements of stockholders’ equity.

Common Stock

The Company has issued or sold shares of Common Stock as follows: 820,000 shares issued to certain founding parties who have been responsible for incubating and forming the Company; 90,000 shares issued to research institutions in exchange for certain technology and contractual rights; 85,000 shares issued to employees including 10,000 shares issued in stock-based compensation awards; 50,000 shares sold between January 1, 2020 and

F-9

Note 5: Stockholders’ Equity (Continued)

March 30, 2020 at $50 per share yielding proceeds of $2,500,000; 38,833 shares sold in 2021 at $50 per share yielding proceeds of $1,941,750; and 15,020 shares sold in 2022 in private sales at $50 per share yielding proceeds of $751,000. In September of 2022, the Company began offering shares of Common Stock at a price of $60 per share in a Regulation A, Tier 2 offering (Reg A+ Offering), which resulted in the sale of an additional 4,907 shares yielding proceeds of $294,420 in 2022. During the first six months of 2023, the Company sold 16,385 shares yielding proceeds of $983,100 under the Reg A+ Offering.

Note 6: Related Party Transactions

The Company had the following transactions with stockholders for the six months ended June 30, 2023 and 2022:

	2023	2022
Consulting fees	$24,120	$81,826
Board compensation	40,000	40,000

The Company paid consulting fees to certain board members and investors for research, development and administrative services.

On February 6, 2019, a Company officer and stockholder executed a five-year lease agreement for the Company’s office. On May 1, 2019, the Company entered into a month-to-month sublease agreement with the officer and stockholder whereby the Company pays the lease at cost, $6,000 per month.

Note 7: Income Taxes

Since inception, the Company has experienced net operating losses (NOL) which is consistent with the Company conducting extensive research and development (R&D) activities. These NOLs and R&D tax credits create net deferred tax assets.

As of December 31, 2022 and 2021, the Company had net deferred tax assets of $1,733,100 and $1,269,900, respectively. Due to uncertainties surrounding the Company’s ability to generate future taxable income to realize these assets, a full valuation allowance has been established to offset the net deferred tax asset.

As of December 31, 2022 and 2021, the Company had available federal NOL carryforwards of approximately $5,871,000 and $4,930,000, respectively. The NOL generated in 2022 of $941,000 and 2021 of $2,050,000 will carry forward indefinitely and be available to offset up to 80% of future taxable income each year and for five carryback years (per the CARES Act). In addition, the Company had federal research and development credits carryforwards of $158,192 and $102,234 as of December 31, 2022 and 2021, respectively, to reduce future income taxes, if any. These carryforwards begin to expire in 2038 and are subject to review and possible adjustment by the Internal Revenue Code (IRC). The Company also has available state NOL carryforwards of approximately $6,051,000 and $5,018,000 as of December 31, 2022 and 2021, respectively, which expire from 2033 to 2037. In 2022, the Company used $12,746 of these credits to offset payroll taxes. In the first six months of 2023, the Company used $0 to offset payroll taxes.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2022 and 2021. Management reevaluates the positive and negative evidence at each reporting period. The Company’s valuation allowance increased by $491,500 and $568,100 for the years ended December 31, 2022 and 2021, respectively.

The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more

F-10

Note 7: Income Taxes (Continued)

likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes that it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcome of examinations by tax authorities in determining the adequacy of its provision for income taxes.

As of December 31, 2022, the Company’s U.S. federal and state tax returns remain subject to examination by tax authorities beginning with the tax year ended December 31, 2019. However, due to NOLs and credit carryforwards being generated and carried forward from prior tax years, substantially all tax years may also be subject to examination.

During the years ended December 31, 2022 and 2021, the Company’s interest and penalties relating to taxes were insignificant, and none were accrued on December 31, 2022 and 2021.

Note 8: Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. Fair value should be based on the assumptions market participants would use when pricing an asset. U.S. Generally Accepted Accounting Principles establishes a fair value hierarchy that prioritizes investments based on those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets (observable inputs) and the lowest priority to an entity’s assumptions (unobservable inputs). The Company groups assets at fair value in three Fair Value Measurements levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are as follows:

Level 1 – Unadjusted quoted market prices for identical assets or liabilities in active markets as of the measurement date.

Level 2 – Other observable inputs, either directly or indirectly, including:

•	Quoted prices for similar assets/liabilities in active markets;
•	Quoted prices for identical or similar assets in non-active markets;
•	Inputs other than quoted prices that are observable for the asset/liability; and,
•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data.

The Company’s significant financial instruments are cash and cash equivalents and other short-term assets and liabilities. For these financial instruments carrying values approximate fair value.

Note 9: Subsequent Events

The Company has evaluated subsequent events through September 22, 2023, the date which the financial statements were available to be issued. There were no subsequent events that need disclosure that have not already been disclosed.

The Company has sold 32,656 shares of Common Stock yielding proceeds of $1,958,760 from April 1, 2023 through September 22, 2023.

The Company received an award notice of approximately $1.8 million of additional Federal SBIR funds on September 11, 2023.

F-11

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit Number	Description
2.1	Charter of Virtuoso Surgical, Inc.*
2.2	Amended Corporate Bylaws of Virtuoso Surgical, Inc.*
4.1	Form of Subscription Agreement for Regulation A, Tier 2, Offering**
6.1	Technology Licensing - Platform Agreement between the Company and Capital2Market, LLC, dated April 1, 2022***
6.2	Non-Exclusive License Agreement with Johns Hopkins University, effective May 11, 2016*
6.3	License Agreement with Vanderbilt University, effective May 15, 2016*
6.4	Employment Agreement with Richard Hendrick, effective July 1, 2023****
6.5	Employment Agreement with C. Mark Pickrell, effective July 1, 2023****
6.6	Employment Agreement with S. Duke Herrell, effective July 1, 2023****
6.7	Consulting Agreement with Robert Webster, dated September 1, 2017*****
8.1	Escrow Agreement among Atlantic Capital Bank, National Association, the Company, and Capital2Market, LLC, dated October 1, 2019**

* Previously filed as an exhibit to Virtuoso Surgical, Inc.’s Regulation A Offering Statement on Form 1-A on December 27, 2019 (Commission File No. 024-11136) and incorporated herein by reference.

** Previously filed as an exhibit to Virtuoso Surgical, Inc.’s Regulation A Offering Statement on Form 1-A on June 21, 2022 (Commission File No. 024-11915) and incorporated herein by reference.

*** Previously filed as an exhibit to Amendment No. 1 to Virtuoso Surgical, Inc.’s Regulation A Offering Statement on Form 1-A on January 23, 2020 (Commission File No. 024-11915) and incorporated herein by reference.

**** Previously filed as an exhibit to Amendment No. 1 to Virtuoso Surgical, Inc.’s Regulation A Offering Statement on Form 1-A on August 22, 2023 (Commission File No. 024-11915) and incorporated herein by reference.

***** Previously filed as an exhibit to Virtuoso Surgical, Inc.’s Annual Report on Form 1-K filed with the SEC on May 1, 2023 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRTUOSO SURGICAL, INC.

By:	/s/ S. Duke Herrell
S. Duke Herrell
Chief Executive Officer, Chief Medical Officer, and Director (principal executive officer)

Date:	September 29, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ S. Duke Herrell
S. Duke Herrell	Chief Executive Officer, Chief Medical Officer, and Director (principal executive officer)	September 29, 2023
/s/ Mark Pickrell
Mark Pickrell	General Counsel, Chief Administrative Officer, Secretary, and Director (principal financial officer and principal accounting officer)	September 29, 2023
/s/ Robert Webster, III
Robert Webster, III	President, Chief Technology Officer, and Director	September 29, 2023

/s/ Richard Hendrick
Richard Hendrick	Chief Operating Officer and Chairman of the Board of Directors	September 29, 2023